Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

On September 5, 2024, a webinar with Sunny Trinh, the current Chief Executive Officer of DevvStream Holdings Inc. (“DevvStream”), was held. During such webinar, Mr. Trinh discussed, among other things, DevvStream and the proposed business combination involving Focus Impact Acquisition Corp. (“FIAC”) and DevvStream. Below is a copy of the transcript of the interview.

DevvStream Interview Transcript

Cory Fleck
[ 00:00:06 ] Hello, everyone.  Welcome to a special Analyst Day presentation featuring the DevvStream and Focus Impact Acquisition Corp. My name is Cory Fleck.  I'm excited to host you all as we get an update on DevvStream and this SPAC transaction.  I am the host over at the KE Report.  You are able to send in all your questions throughout this webinar by using the chat function or the Q&A function, all within this webinar software.  I am joined on the DevvStream side by Sunny Trinh, the CEO of DevvStream, and on the Focus Impact Acquisition Corp. side by Carl Stanton, the CEO.  DevvStream is traded on the CBOE under the symbol DESG, on the OTC markets under the symbol DSTRF, and on the Frankfurt Exchange under the symbol CQO.  Focus Impact Acquisition Corp. is traded on the NASDAQ under the symbol FIAC.  This will be a broad update on DevvStream, and more information on this SPAC transaction.  I will interject questions throughout this webinar, and at the tail end of the webinar, we will also have a special Q&A feature and time whenever we wrap up this presentation.

Sunny Trinh
[ 00:01:40 ] Great to see you again, Cory.

Cory Fleck
[ 00:01:42 ] Sunny, I guess you can start off.  Let's walk through this presentation, please.

Sunny Trinh
[ 00:01:49 ] Yes.  Thank you very much, Cory.  And, yeah, it's been a long road, a lot of effort, a lot of work on everybody's part, but you're right, it is happening.  We're at the final, right at the finish line, so I'm really excited about that.  So these are some of my typical disclaimers.  I also wanted to kind of share that we will be also making some forward-looking statements.  Please read these over if you want them in more detail.

Cory Fleck
[ 00:02:22 ] I should say that the recording of this will be made available to everybody, so if you do want to pause, read over these disclaimers, you will have the opportunity to do that then.  Great.

Sunny Trinh
[ 00:02:35 ] So we will jump right in.

Carl Stanton
[ 00:02:39 ] Hey, I'm Carl Stanton.  I'm the CEO of Focus Impact Partners.  My partners and I are really excited to be at this point.  This has been quite a long road to get the company to this stage.  We are a brand-new private equity firm, started in 2020, after coming off of multiple years at firms including Invesco, Wellspring, Marathon, and Two Sigma.  So we've got a lot of classic private equity experience that we bring to bear in the public markets.  We have a double-bottom-line mission, if you will.  We're trying to find great companies that can develop.  We're trying to find companies that can develop top-quartile results at the same time as doing something good for the planet, something good for the world.  And we got very lucky to meet Sunny in December of 2021.  It was a, excuse me, 2022.  Very auspicious time.  We were excited to be able to partner with him and bring this structure to a very exciting business. So very excited to be here with you again.

Sunny Trinh
[ 00:03:50 ] Thank you.  I just want to add, too, that Carl and his team at Focus Impact have been fantastic partners.  We couldn't ask for a better Slack partner.  We're really happy that we're going through this journey and this transaction with them as well, too.  So thank you, Carl.  As far as DevvStream's leadership, I think we've shared this before with a lot of you, so I don't want to go into too many details.  The main thing I want to really remind everybody and kind of share is that the folks we have on our team are very experienced.  We have a great combination of expertise and experience in sustainability.  We have a great combination of capability and environmental assets, as you can see from some of these criteria here, along with engineering and technology.  I have an engineering background, spent over 25 years in engineering, along with ESG, and then also business and finance.  That's an important piece because what we're doing, as long as there's economic results from that, I think we're able to advance not just the company but the journey as well, too, and really helping create much more impactful results as far as helping the environment.  So a combination of sustainability and environmental assets, engineering and technology, and business and finance.  I think that's what really makes DevvStream stand out.

Carl Stanton
[ 00:05:00 ] Here's a quick snapshot of the transaction: This transaction was finalized in a purchase agreement last August and August before last, but now.  And so the numbers haven't changed materially.  The pre-money equity valuation was placed on $145 million for DevvStream.  And when you include the rest of the transaction expenses and the cash and trust and the pipe, you end up with an enterprise value of $165 million.  So total sources of use of $165 million.  The deal is expected to price at $1834 based on the split that we'll be doing.  And.  And you'll see that the shareholders, the largest group of shareholders of the DevvStream, existing shareholders, they include several insiders, including Sunny's co-founder, who are staunch supporters of the company and are subject to lockups.  We are similarly a focus impact partners subject to a lockup.  And we're big supporters and expect to be heavily involved in helping the company grow to the next stage.

Sunny Trinh
[ 00:06:26 ] Great.  Thanks, Carl.  So before we dive into DevvStream, we just want to kind of set the stage a little bit and talk a little bit about the market in general, where it's at today.  The big thing is, and Carl's going to touch on some of the integrity issues and things like that, but the market is still massive.  The car market in 2023 exceeded a trillion dollars.  You can't say that about a lot of markets out there.  But what makes it even more crazy, it's expected to more than double to $2.68 trillion by 2028.  And we think that's even conservative, because if you think about it, there are countries and companies everywhere making net zero goals and making goals to reduce their carbon footprint.  And the only way they're going to meet these goals is through the use of carbon credits.  So as we get closer to the first big milestone in 2030, more and more of these countries, they're going to realize that they're nowhere near close.  And we've spoken to quite a few leaders as well, too, and that's really the situation all across the board.  So how are we going to meet these goals?  They're going to have to buy carbon credits.  So we feel that over the next few years, the demand for carbon credits is going to go through the roof, especially as we start solving some of these issues, which we'll touch on in a second as well, too.  But if you take a look here, like I said, it's already a trillion dollar market.  It's already more than double.  And then the other area that's interesting is that up to this point, the majority of carbon credits are in the nature base.  Not right or wrong.  It's just going to come down.  And that's kind of how the market evolved.  However, there's a lot of inherent issues with it as well.  And in order for us to really address global climate change, technology needs to become a much more predominant solution.  And that's where we're seeing the market go to.  So there's been a lot of studies done, and it's expected that in order for us to meet our net zero goals and global warming reduction goals, 80% of solutions need to come from technology.  And like I said, most of the carbon credit developers I'm watching out there up to this point are nature-based.  So we're stepping into an area that's expected to be the majority of the credits generated.  And we are the leader in technology-based solutions as well, too.  As you can see from our prior slide with the experience and engineering that we have.  So overall, it's a massive market, and we tend to be expected to be the leader in the largest space.

Cory Fleck
[ 00:08:38 ] So, Sunny, comparing the carbon credit market here, the traded value, what can you tell us about the creation of carbon credits?  What does that market growth look like?

Sunny Trinh
[ 00:08:50 ] Yeah.  No, that's a great question, Cory.  So the creation of carbon credits, I guess the majority of the experts up to this point are in the nature-based.  And so there are a lot of technologies out there that are eligible for generating credits, and they're not able to do that, mainly because they don't have the expertise.  It's a very complicated process.  It’s a lengthy process.  And we're touching this more in a few slides, but that's where we come in, and we kind of fill in that void as well, too.  So there's a need there.  There's a big demand for it.  Right.  That we're going to come in and fill.

Carl Stanton
[ 00:09:23 ] Yeah, I think like a lot of markets that are in growth mode, they don't necessarily grow in a straight line, and that's true for the carbon markets as well.  There's been a fair amount of volatility.  Some of that has been because of some bad press and some bad actors, specifically in the nature-based side.  You could see it very easily in the press.  Most of those were projects that were created years ago.  But unfortunately, the uncovering of it and the press of one specific project really kind of shook the market.  So what did the market do in response?  It is something very responsible.  There are several groups that are attempting to bring a standard set of thought processes around what makes a high-quality credit.  And what they're trying to do is to restore and build up the whole credibility of the market in general.  This would be really important for buyers and sellers to both feel like they know what they're getting into, they know what they're responsible for delivering, and buyers would be able to take comfort in the asset that they purchased.  So some of these are including the ICBCM, the U.N., the U.S. under the Biden administration.  The U.S. administration recently came out supporting carbon credits.  Now, there is obviously always going to be noise in how this plays out.  But what we think is happening right now in 2024 is the framework that's necessary for the market to actually start to take off.  So we're very excited about that.  One more thing that's happening at the same time is many markets are being created.  In the regulated markets that Sunny mentioned before, there's growth all over the world.  There are at least a dozen new exchanges that have been created in countries all over the world.  And simultaneously, in the U.S., the SEC has proposed rules for carbon disclosure that would allow or require companies to provide guidance on their carbon output.  Similarly, you see the state of California.  There's disclosure rules coming into effect next year that will require added disclosure.  What we think will happen is that because of that, there's going to be a lot of change.  And because of this added disclosure, effectively, companies will, you know, they'll be unfortunately having to explain their dirty laundry and to explain how they're offsetting it.  We think this will be a really important impetus for the carbon market.  It will be a really important trigger for people to then say publicly, well, yes, we do have carbon output.  Here's how we're mitigating it.  And, again, that's another reason why we're bullish that carbon markets will take off.

Cory Fleck
[ 00:12:08 ] Well, and this is still, in a way, early stage for these carbon markets.  Yes, we've been talking about them for a while.  But just even the title of this slide, the Restoring Trust and Integrity in These Markets, governments are getting involved even more and companies have to get involved.  So this is, I think, a big inflection point for this market.

Carl Stanton
[ 00:12:28 ] Couldn't agree more.

Sunny Trinh
[ 00:12:34 ] So DevvStream's business has three main pillars.  And like I mentioned before, one of our main pillars, the first one, is where we go and generate environmental assets.  Namely, carbon credits, as well as other assets such as water credits, renewable energy certificates, which we'll touch on in a second.  What makes us different is that we have the expertise and we come in.  We identify technologies or organizations doing things that are helping the environment and are eligible for generating these assets, namely carbon credits.  So we provide a full-term key service without any cost to those organizations.  And our fee is that we keep 25% of the assets.  So there's a cost.  There's zero risk on their part.  You get a new stream that helps advance what they're doing further.  And like I said, there's no upfront cost and there's zero risk.  We work with not just private organizations but also with governments and municipalities.  The cities love us because they're trying to find budgets to do these positive activities and find ways to help finance that.  And we come in and we actually provide a service that they don't have to pay for anything.  So, for example, we have several cities that we signed up to.  And the mayors, when we speak to them, they love it.  They're like, wait, so you're going to bring me new revenue and I don't have to pay a penny or take any taxpayer dollars.  So, you know, where do I sign?  And that's one of the reasons why we work with the D-SPAC, too, is we have a lot of cities waiting to sign up, a lot of organizations.  We have over a dozen contracts already.  And the beauty of a lot of these technologies is that they're very scalable, too, and we'll touch on that in a later slide.  The second part of our business, environmental asset management, is that what we're finding: there are a lot of project developers out there who have credits that are issued but have trouble finding buyers for them.  And it could be that there's issues with how the credits are being generated.  There could be some other problems.  So what we do is we help provide these assets to improve on those assets and then also connect the buyers as well, too.  It's good for the project developers because we help sell their credits.  It's good for us because we get immediate revenue.  And so far, DevvStream has received requests for over $100 million contracts.  We've also received a lot of carbon credits to help sell.  And we turn down most of them because they don't meet certain criteria, kind of what Carl mentioned before, as far as highest level of integrity credits.  So we probably turn down about 9% and 10% qualify, and then we find holders for those as well, too.

Carl Stanton
[ 00:15:04 ] The last thing is something we're really excited about.  As I mentioned before, my partners and I are private equity people.  We have done dozens of mergers and acquisitions over our 30-year-plus careers.  We weren't necessarily looking for this when we first spotted DevvStream as an investment.  But as I mentioned, the market is not growing at a straight line up.  And because of that, there are a number of companies that are owned by single entrepreneurs.  They're small, thinly capitalized.  They may have incredible products and incredible customers, but they would benefit from being part of a bigger organization.  We believe that DevvStream can be positioned as effectively the partner of choice for those types of companies.  If you think about the carbon credit industry, you have the development side where Sunny and his team are leaders.  There's also carbon management side where corporations will hire a consultant effectively to manage their carbon footprint for them, measure and manage it.  And then there's a brokerage or sales side where the carbon credits meet the market and meet buyers.  Those are three different pieces of a value chain.  We believe that it's not very clear exactly where the lion's share of the value will come in that value chain.  But we believe that DevvStream will be positioned to take part of multiple parts of that value chain.  In other words, spreading itself out over multiple different parts of the value chain over the coming years.

Cory Fleck
[ 00:16:45 ] OK, so you're positioning yourself early on here to be a source of or almost a shop where people, smaller companies can come to.  You can provide them with all the infrastructure needed to manage, sell, just deal with their carbon credits.

Carl Stanton
[ 00:17:00 ] Yes.  Yeah.  You know, it's part of it will grow as the market grows.  As disclosure requirements continue to.  To proliferate.  And it's and when DevvStream is uniquely positioned, it's the only carbon credit company on a major U.S. exchange.  It's unique in that standard.  It's information is transparent.  And it's the primary reason for DevvStream to go public on the Nasdaq is to is to give investors and buyers of carbon credits that level of comfort.  That studying his team are subject to themselves at that level.  So it's part of the whole thing.  It's a very holistic view of how to provide trust to these groups.  Same thing for the acquisition targets.  If you think about, who are you going to trust with a company that you've built up over many, many years?  You're probably going to want to trust somebody where you have access to liquidity for the public market.  And you're probably going to want to trust somebody who's holding themselves to very high financial integrity standards.

Cory Fleck
[ 00:18:03 ] Yeah, that access to liquidity.  I think this is a very important slide here.  So, Sunny, maybe just talk to that first point here where you can step in and you do all the upfront work.  There's no risk to the country, the city, whoever you're working with here.  How capital-intensive will that be for DevvStream, though?

Sunny Trinh
[ 00:18:24 ] Yeah, so that's kind of the beauty of for everybody around.  We're not investing into the projects.  A lot of times these developers or the municipalities, they're deciding on whether to move forward with a project or not.  And it can be like right on the cusp.  And so we come in with another financial vehicle through carbon credits and essentially push those projects over the top.  And hence we meet the additionality rule.  So, for us, we're not investing in the projects.  Our investment is the efforts and the cost of registering, validating, and certifying the credits.  So, for most projects, it could be anywhere between $100,000 to $150,000 or so.  And then, most of these contracts, depending on the type of methodology and the type of technology, they would go for anywhere between five to 30 years.  And so, it becomes an annuity for everybody for that period of time.  And so, there's a really good question out in the gallery: How do you expect to maintain and obtain significant share of the market?  Well, as we sign on more and more of these technologies, our contracts are good for up to 30 years.  So it becomes an annuity.  So we get a bunch of these annuities and we keep maintaining those.  And that's how we maintain and grow our share as well, too.

Cory Fleck
[ 00:19:30 ] Okay.  So it's scale, too.  This is a scale play.

Sunny Trinh
[ 00:19:33 ] Yeah, it's very scalable.  Exactly.  Once you sign the first couple of cities, like I said, we have another few dozen cities waiting in the wings.  We just need more resources.  And hence, we're going through this process.

Cory Fleck
[ 00:19:44 ] What do you mean more resources?  Capital?  More money?  Or more people?

Sunny Trinh
[ 00:19:48 ] More people.  And then we need to expand on our platform as well, too.  But a lot of it's more people.

Cory Fleck
[ 00:19:57 ] Thank you.  I'll let you move along now.

Sunny Trinh
[ 00:20:00 ] So I'm just going to add to how we obtain and grow our share as well, too.  If you take a look at the traditional method of generating carbon credits, most people or most project developers, they do one project at a time, one activity at a time.  Which fits for nature-based projects because every force is unique.  However, what that does is it eliminates the ability for smaller projects and smaller technologies to be able to do that because, like I said, it's a long and expensive process.  So, if you have a project that generates $100,000 worth of carbon credits per year and it costs $150,000.  Okay.  It's a long time to do the project, it may not be worthwhile.  So what we've done at Dentistry instead is we've taken a programmatic approach and we aggregate similar activities across the entire region.  For example, we have a project around buildings where we can take any activity a building is doing to improve their efficiency for all of the United States and roll it into one program.  Once the program is up and running, we just add new buildings, roll it into it, collect the data.  Okay.  Find all the legal documentation and we start generating credits right away.  So rather than waiting anywhere between 12 to 36 months, which is the length of time for a project to go through the whole process.  And paying new validators and certifiers and so forth for every single project entity, we create a program where we can roll all these different buildings into our one program.  So it's much more efficient.  And it also allows us to flip it over much faster.  It's quicker as well, too.  And if you have small buildings, it still makes sense because you're not putting any money and we already have a program up and running.  So it's a very effective way to grow, but also makes it much more efficient for us and for our project partners.  So some of the advantages of technology-based projects.  We've touched on this before, so I won't go into too much detail.  But one of the biggest issues in the carbon market right now is what is the true impact?  Of any project.  So with nature-based, a lot of it's done with models, right?  You take 100,000 acres of forest.  You don't really know exactly how much carbon that full forest is sequestering.  So what's being done is take a satellite image of the canopy and then do a linear model based on what they expect as far as the sequestration.  That's not very accurate.  The beauty of technology is, again, it's much more predictable.  It's much more accurate.  So, take the building's efficiency program I mentioned.  If somebody is putting in, say, a new HVAC system, I can tell you exactly how much energy is being used before the upgrade and how much energy is being used afterwards.  And from that, you can calculate the carbon impact down to the kilogram.  Timing.  Technology projects are able to create an impact much quicker.  So again, we talk about the new HVAC system.  As soon as you put in the new HVAC system, which could take a few days, the impact is immediate.  You have the energy savings right away.  Where if you're doing a forestry project, well, it could take over a decade before the trees mature enough to become really impactful.  Scalability.  This is why we use a program approach.  We can think of technology and do the same thing over and over again across multiple cities and really be able to expand the programs, but also create more impact as well, too.  So, again, technology-based is very important because it allows us to be more efficient.  It allows us to be able to create more impact much quicker and as much more precise as possible, too.  So just taking a quick look at our pipeline, we have over 140 projects.  I think we've shared this before.  Obviously, we don't have the resources to manage all that.  We're probably working about 60 opportunities.  I mentioned we have about a dozen or so contracts signed.  And then we have five active programs in place.  There's four of them that we have listed here.  I don't want to go into too much detail, but I mentioned our buildings and facility program.  We have a program for EV chargers.  We have half a dozen EV charging companies signed up already.  And what we found is that less than 5% of existing EV chargers in the world are generating credits.  And we spoke to some of the larger ones, and they said it's just too complicated.  That's why they decided not to do it.  So we jumped right in, filled in the gap, and companies are signing up because, again, they're getting 75% of the credits for us doing all the work.  And then one area that's really interesting.  That we're expanding into is IREX.  So we're working with a lot of renewable energy organizations.  And what we're finding is carbon credits are – you can either generate carbon credits or IREX for a lot of these.  And the value of carbon credits aren't that high.  So it makes more sense to jump into the IREX as well, too.  So we have some contracts, which we'll touch on in a second as well.  But it's also an area that's growing.  So just Q1 of this year, the demand rose to 60 million IREX.  And that's up from 36 million just a year earlier.  So it's really an interesting area that's growing.  And it allows us to expand our portfolio as well, too.

Cory Fleck
[ 00:25:09 ] We've gotten a lot of questions on profitability.  So I assume we'll get to that.  I'm saving these questions.  But let me know when we get to that slide there, Sunny.

Sunny Trinh
[ 00:25:18 ] Yeah.  Profitability.  I'll just touch on it really quick because that's a really important piece.  And you asked about this earlier, Cory, as far as the dev stream investment.  Like I said, we're not investing into these projects.  So our only cost is to generate the program.  Once the program is running, it becomes almost nil to add additional participants.  So we get 25% of the credits on the IREX, and we're not adding additional cost to it.  So our margins are in the high 80s.  And as the programs expand and it adds more, they'll roll into the low 90s as well, too.  So it is a very profitable model for us.

Carl Stanton
[ 00:25:54 ] Yeah.  Just a note on that.  So that number sounds very high.  The only way.  The best analogy is probably to think about a consulting firm.  Think about how the revenue of a consulting firm is basically its people.  Sorry, it's fees for service and its costs are basically its people.  That's mostly the case with DevvStream as well.  With the exception of legal costs and the outside consulting costs that are necessary to get credits approved, the costs are very well defined.  So it's very, very scalable.  Now, as you will see, the company is pre-revenue at this moment and has spent basically the past two years creating this pipeline of projects.  This is part of the reason for the timing is because the company is just about to inflect and start creating revenue out of the projects that it's been working on for two years now.

Cory Fleck
[ 00:26:57 ] Okay.  I'm still saving some of these questions.  I'm sure we'll get to them.  I'll let you guys run through this.  Great.

Sunny Trinh
[ 00:27:04 ] So, just want to dive in a little more detail on one of our program examples I touched on, EV chargers, right?  So as of May of last year, there were over 3.9 million public EV charging ports worldwide.  And like I mentioned, the majority of them are not doing anything with carbon credits because it's too complicated.  So as we start rolling this out, we're realizing this and we're finding a lot of EV chargers wanting to join.  So we have a lot of EV chargers.  We have, like I mentioned, six under contract, another half dozen or so going through the contract stages with us.  And then we're in discussions with quite a few more as well, too.  So this is an area where we think we can grow significantly.  And one of the beauties of this program is that as long as the EV charger companies have the legal rights, the environmental assets, and if they don't, we help them get that as well, too.  But once we sign them up, we can actually go back to two years.  So we have some large EV charger companies that have that completed.  We didn't as far as the legal rights.  So once we get them on board, we don't have to wait for the charges to happen.  We can go back two years and get a big charge of credits right off the bat.

Carl Stanton
[ 00:28:09 ] This is probably the best example in my mind of something staring you right in the face.  So there are many EV charger networks out there.  Of course, the proliferation of electric cars continues to grow across the world.  But there are very few people taking advantage of this.  This is a program that's already been approved.  It's already on VERA, which is one of the largest registries.  It's right there.  Why don't people do it?  Well, our assumption is there's a lack of knowledge about it, which we're happy to provide.  But they're also thinking, 'Is it just not worth it?'  And they may be right about that.  For any individual company, it may not be worth it.  It's only when you put them all together that you can create enough scale to where it makes sense.  And it creates an ROI, obviously, for DevvStream as the consolidator of all these projects.  It makes a lot of sense.  But this is something that's been out there a while.  When we talk to companies, we're always amazed that they either haven't heard about it or they're saying, 'Well, if you do it for us.'  And I should also point out, Sunny mentions this 25% fee.  It's fairly standard across all of DevvStream's projects.  It's not really standard in the industry, however.  If you were to look at projects from years ago, especially on the nature-based side, you'd see fees that were materially larger.  And so much so that we think people are generally surprised that we're willing to share in their upside and they get the majority of the upside.  So important to note that DevvStream, this idea of fairness permeates DevvStream's culture.

Sunny Trinh
[ 00:29:48 ] Yeah.  One more thing I'll add to this as well, too, is that with EV chargers, they're eligible for compliance credits in Canada, in British Columbia for LCFS and then CFR for all throughout Canada.  The reason this is important is we don't just participate in the voluntary carbon space.  We participate in the compliance markets as well, too.  The voluntary, as some of you may be aware, the price has been very volatile and the demand has been very volatile as well, too.  With compliance, because there's government requirements that organizations need to meet as far as emission thresholds or they need to buy these credits.  It means that the demand is much more stable and the price is much higher and much more stable as well, too.  So we participate in both.

Cory Fleck
[ 00:30:32 ] So because you have contracts signed here with these one, two, three different companies, are you generating carbon credits from them right now through their charging stations?

Sunny Trinh
[ 00:30:41 ] We will be.  So we're finalizing the last stages of our programs because we have to go through the validation process.  So like I mentioned, the process is extremely lengthy, sometimes taking up to 36 months.  So we expect to start generating credits with them.  Yeah.  Probably within the next two to three months.

Cory Fleck
[ 00:30:57 ] Okay.  Thank you.  That's something.

Sunny Trinh
[ 00:31:03 ] Another example of one of our programs is with factories, industrial energy efficiency.  And we have an agreement with a nonprofit that has over 1,500 corporate members.  And then along we're working with engineering firms and so forth.  So anytime a new facility, new manufacturing facility, production facility upgrades or improves their energy efficiency or in some cases reduction of certain greenhouse gas use, we can come in and help them generate carbon credits through our industrial program.

Carl Stanton
[ 00:31:41 ] You know, Sunny mentioned that DevvStream makes investments very sparingly.  There are times where it makes sense to make a small investment.  A small investment into a stream of credits in order to get access to more, to get access to a different technology base.  And there is one project that is going live soon that fits that category.  The way that most of these contracts are structured is a very small amount, basically an agreement to purchase a certain amount of credits once they become available for a small amount of money, followed by a right of first refusal.  So it's a very big return on the investment out there.  This particular project is what we believe of the highest quality.  It's providing clean water in parts of Africa where that's a material problem.  They do it in a very specific way.  I can't go into too much detail about it, but it provides a number of different credits.  Just looking at these credits, you'll get a sense here.  So the BERs, that's a, that is a gold standard project where you, you are avoiding deforestation.  There's water credits.  There's a specific type of credit that is approved once you prove that you're providing clean water.  That's another credit that certain customers want to buy.  And then W plus credits, which are women empowerment credits.  So this is one project creates three different types of credits.  It's an interesting way to think about it.  We tend to think about carbon credits as being monolithic, but they're not.  There are many different types of them.  And DevvStream is able to, with its personnel, able to access and help customers find their way to maximize the amount of dollars they can receive for, for all the work they're doing.

Sunny Trinh
[ 00:33:39 ] And then one area that we're, we've expanded into that's really exciting.  I mentioned before is renewable energy certificates or international renewable energy certificates, IRECs.  And for those that are aware, in order for a company to claim that they're using renewable energy, and if they're in an area where their grid isn't permitted, they can buy IRECs.  So they can buy one IREC for every megawatt hour of electricity that they're using and claim that they have renewable energy.  And this is the supply and demand based on the specific regions.  So we have a contract signed with a company called IDEE, a great partner, and they have quite a few contracts with renewable energy facilities, mainly geothermal and solar, and then also working on one of the largest, if not the largest, solar project in the world.  And they've asked us to come in and help them with either generating carbon credits or IRECs.  And as you can see from the graph, IRECs is an area that is growing in issuance and in demand as well, too, because more and more companies want to have that claim and want to say that they are using renewable energy.  So we're really excited about this.

Cory Fleck
[ 00:34:49 ] This is very interesting.  It's fairly new for the company then.  I don't believe we talked about that last time.

Sunny Trinh
[ 00:34:53 ] Yeah, it's fairly new.  I mean, we've been looking at it for a little bit of time, Cory, but we've recently, I said, signed several organizations doing this.  And so the timing is really good.  But it fits with what we do.  One of the people on our team, they actually worked on renewable obligation certificates in Northern Ireland, which is similar to RECS, but more specific to Ireland.  So we do have expertise in those.  And then one other project that's really interesting is with a great group.  So Green Cross is a nonprofit founded by Mikhail Gorbachev back in the mid 90s.  And every country has their own Green Cross organization.  So we're working with Green Cross UK to do a project in India around saving lost grain.  So it's been estimated that every year, because due to poor storage and other issues, India is losing about 45 million tons of grain every year.  And that's enough to feed 450 million people for the entire year.  And so if we can reduce that loss, well, first of all, it provides a ton of extra food for those folks.  But also, the amount of CO2 we save from having to regrow those grains or transporting and all that stuff is significant.  So we're working with them and the Indian government to be able to help provide funding for this through carbon credits and be able to make this happen.  And the fact that we're working with the government allows us to make sure that we're doing the right thing.  We're helping them make these credits potentially IPCC-compliant or Article 6 compliant, which means the credits are able to be traded between countries.  It can invent their values much higher and much more demand as well too.

Cory Fleck
[ 00:36:26 ] That's that final point.  They're expected to generate these credits of greater than 15 dollars.  Is that why they'd be worth more?

Sunny Trinh
[ 00:36:34 ] Yeah, because like I mentioned before, there's a lot of countries that have net zero goals and every single one we've spoken to are nowhere near meeting those goals.  Credits from other countries, and these are what's called ITMOS or article six credits.  And because there's so much demand from these countries, the value shoots up, and then they have to go through certain criteria as well too that makes them higher quality, higher integrity credits.  So, uh, we love these type of projects, and you know, working in the government, uh, also removes potential risk of the government taking them over at some point.

Carl Stanton
[ 00:37:07 ] It maybe just to jump in here this is an example of uh of why it's important to have the press that comes with being a public company.  When you're a public company, and you're providing regular updates on how you're doing, uh, you stand out.  They're almost all the players in the carbon space are private or they're non-profits, and that so some of them are very great companies and do a good job of spreading the word that they're going to be a public company, so they're not going to be writing their own words.  But, uh, when DevvStream is since DevvStream filed to go public there's been a number of additional projects another different inbounds without the work having to do the work of the outfit there's a lot of stuff that comes into DevvStream now just simply being the only publicly traded uh carbon credit in America this is a very high level uh snapshot of what we expect to do now these projections were filed with the government and they're not going to be a public company they're not going to be a public company they're not going to be a public company they're not going to be a public company uh with the uh the authorities with sec you can see them on EDGAR uh this is the company's projection of revenue and EBITDA based off its most recent view of its uh its uh its prospects so 31 million dollars going to 131 in 2025 that I should note these are these are a calendar year and in truth DevvStream is a fiscal year uh has a fiscal year that ends in July but for ease or the viewer we put it into calendar years and the EBITDA as you can see the EBITDA number is quite high and will be going very quickly we we've uh we've shied away from going out any further than this projection period but we think you get the you can get a sense of the trend um these represent just a handful of projects as Sunny mentioned there's 140 that are in the pipeline um so uh we've done our best to try and get some of that to you know to provide some um some sanity and not to be uh too aggressive with what the projections look like however the people inside of DevvStream believe very much in these projections and are working hard to get them done so that's um that's the biggest snapshot if you were to look at the composition of the revenue the bulk of the revenue comes from selling carbon credits so uh the inventory comes in as it's being created through the carbon creation Process, and then carbon credit creation process, and then it's sold as soon as practicable, so there is an estimate built in there about the availability of the credits when they come through the process, and then what price we'll be able to actually achieve.  So Carl I thought you said that this company pre-revenue, but you're forecasting revenues for this year just in the last couple months at 31 million uh yeah that's the that's our most recent estimate, and you some of the projects we talked about on the prior page uh comprised those numbers um I can't go into too much detail about that, but you'll see that I think as Sunny.  Mentioned these projects are coming to fruition, uh, soon and, uh, and we expect to be able to monetize them soon.

Cory Fleck
[ 00:40:25 ] Okay, I'll let you guys run through this and we can get into the Q&A section here, okay.

Carl Stanton
[ 00:40:31 ] Uh, not easy to find a comparable company for DevvStream, you know it's it is it's not a mining company, although it does have long-term uh revenues of a commodity in the form of carbon credits, it's not an energy company uh or an energy transition company, although it does deal in uh renewable energies, energy certificates and uh and EV charging and other things like that.  So when we were trying to come up with a comp set we think of it as a an amalgam of these types of companies to try to come up with an example that helps people see what that what that investor base would look like now we won't be the only public company forever there are there will be others that come and there will be and we would welcome that uh in the meantime as the company's business plan materializes over the next three or four years what we expect would happen is that you'll see that the market will grow quickly and then eventually it'll mature uh at some point you know in the hopefully by the by the end of the decade you'll start to see this and what should happen is that these long-term contracts will provide what we believe will be much more stability and much more predictability so right now it looks very much like a growth company it is very much a growth company but the assets they're producing are really long-term assets if you were to look at the comps um and on a page and say here's how the uh the multiple stack up you'd see that you know DevvStream um on a projected basis uh compares uh quite well to the rest of this of the rest of this business the rest of the business is here again um you know this is a very volatile thing and valuing companies is an art not A science, uh, picking these companies is not particularly easy and you might have seen that energy companies, renewable energy companies, energy transition companies have taken their have taken a real beating in the market over the past year, there's lots of reasons for that um some of them are political some of them are poor performance um uh but you know they're we believe that this is a little bit of cyclicality to investor interest in the sector so this is we believe it's a fortuitous time to be coming out with multiples at a reasonable level that have room to grow.

Sunny Trinh
[ 00:43:10 ] Yeah, so we have an appendix where people can take a look at later, but um, I think we can jump in the Q&A now, excellent!

Cory Fleck
[ 00:43:16 ] Yes, absolutely, let's get into some of the operational questions.  Then, what are some of the key performance indicators (KPIs) that investors should focus on to, I guess, monitor the development more importantly the growth of this business?

Sunny Trinh
[ 00:43:31 ] Yeah, I'd say everything that leads up and drives um revenue for us, and so that starts with signing up more either municipalities or technology partners getting more of those contracts.  And then from there how does that lead into generating carbon credits?  So, for example some of the EV charging companies that we're signing, if one, if there's one that has 25,000 charge points, that's going to generate a lot more credits than a small one.  So those are really interesting KPIs is how do those lead into generating credits and then the type of credits and then ultimately the main KPIs is revenue right?  Uh, how does that lead to the revenue and then how do those credits uh help grow the revenue and then keep in mind that these are annuities right so as soon as we sign one EV charging company and it's good for seven years, so as we add on more it just kind of keeps piling on but I would say start with contracts.

Cory Fleck
[ 00:44:22 ] Um and then how does it lead to carbon credits and then how does that lead to revenue, okay well you told us about a bunch of contracts that the company has signed, so let's talk about revenue and profitability, then.  I already asked Carl that one question for the four cast just for this year, but where does that revenue come from?  How many projects could start generating some revenue for you?

Sunny Trinh
[ 00:44:43 ] Yeah, if you remember that one slide we have 140 projects in our pipeline right, but we're focusing on five like I said, a dozen or more or so, and then we also have our programs.  The beauty of what we do with technology is it's extremely scalable.  Right, we have a couple cities signed up.  We have another two dozen cities behind that.  We have six EV charger companies signed up, well there's dozens and dozens more.  And then you look at our building program, how many buildings are there just in the US alone?  Right.  So what that does is once we get our programs up and running, there's the initial cost, it's a fixed cost for the most part.  And then we keep rolling on so it becomes more profitable every time we add on a new participant because there's no incremental cost to that.  And so that's why I mentioned that our margins are you know in the high 80s moving to the 90s as we grow our programs.

Carl Stanton
[ 00:45:28 ] And add more participants and sign more contracts so is there a top line of revenue then that then turns you profitable and then that's when the scale the growth comes well it's uh I think I'd say it slightly differently it's each program is profitable uh by definition so the question is you know when did when does it become material the some of these carbon credits are initially very small and they grow larger over you know as they stack up especially with these programs where we accumulate multiple customers into one so you could think about a program type being approved but multiple customers continuing to jump into them over years, and years, and years, there would be no reason for them to stop.  So that, that's how I'd say it's each program by definition is profitable.

Cory Fleck
[ 00:46:21 ] Okay, it's almost sounding like a tech company though once you build the software, the more users you have, the better.  So once you build these programs, the more people you have, the more contracts the better on that side of the business for sure.

Carl Stanton
[ 00:46:35 ] There's uh there is a on the programs where we're accumulating multiple companies to do there are other projects where there's just one customer it's just one developer it could just be one country it could be one-one user and those um can be quite large uh so uh which you which will we'll be able to do in the coming years we'll be able to provide guidance based off of major projects that are material that we want people to see how they're performing now, you know of course there are there are variabilities there that even though the project will be known and it's on a registry, the price of carbon credits can fluctuate both in the regulated markets and the voluntary markets.  They can fluctuate based on supply and demand.  So what we're betting on effectively and investors would be betting on is that curve that Sunny talked about at the very beginning, the overall growth curve between now and 2030, when people are expecting to need many, many more credits.  If you think about that for just a minute, there's no reason why somebody has to meet their 2030 goal in 2025, right?  So there are companies that are slowly dipping their toe in the water.  Many major tech companies are major buyers of this already.  But for mainstream America, it's hit or miss.  You don't see people full scale coming into it.  We think that's going to change as we get closer and closer to those promised deadlines.

Sunny Trinh
[ 00:47:59 ] Okay.  Cory, you made a really interesting comment that we're almost like a tech company.  In fact, we do feel like we are a tech company.  The reason is because we have a platform that is blockchain-based.  And we saw one of the listeners ask about that as well, too.  So we have a blockchain-based platform from our parent company, Devio, using their blockchain, which they consider to be the greenest blockchain in the world.  And it's not to create a token.  We don't need any cryptocurrency.  So I want to make sure that we say that in the SEC.  But with this, I just want to say thank you.  Thank you.  But the reason we use the blockchain is mainly as a digital ledger to manage and store all the data and make it transparent to all the stakeholders.  So this is to elevate that level of trust that's needed in this market.  And it's also why a lot of countries and organizations, like the United Nations, have been working with us to see if we can create a similar platform for them as well, too.  So, for example, we've been talking to the United Nations Economic Commission for Africa about doing that.  I was in Nairobi at their United Nations headquarters just several months ago, and we were the only carbon company they invited to address this lack of transparency, lack of trust issue, and how a platform like this can be used for that.  So we have that in place already for our EV charger program.  We have some of our partners onboarded onto our platform.  And also by digitizing everything becomes more efficient, where if they have a control system that's connected, well, we can use an API connected to our platform.  Everything's done.  It removes the human touch.  So it eliminates potential for errors as well, too, and it makes everything much more efficient.

Cory Fleck
[ 00:49:37 ] That's speaking to this overall market growing up and becoming more trusted, though.  If you're the platform for that, that changes everything.  Then you don't even really need to sign your own contracts, right?  Then you're a platform in that sense.  Now, is there a target return profile for each individual carbon credit project?

Sunny Trinh
[ 00:50:00 ] Yeah.  Well, first and let me touch on our program with a program because we're just adding on with knowing from our class there really is no profile.  We just need to make sure that we're doing this in a technology that has enough participants that needs to where they need us to fill the void, but then as far as um individual projects that Carl said they have to be pretty significant in size for us to do one-offs because it's a matter of resource allocation right.  Our programs I mean we can spend all day long on the programs and keep adding more participants and adding on more cities and that takes up a lot of resources, it is so unless we have a project that's going to generate you know hundreds of thousands of carbon credits per year, we just don't have the resource or time right now to do that.  Uh ultimately as we expand the company yeah we could probably think on smaller projects but right now as far as you know a return profile again you know the margins have to be similar to what we're getting right now right in the 80 percentile for us to reallocate resources, well it sounds size.  Too right, so overall potential carbon credits being generated on a per year basis, how you judge the size of these projects yeah so it would be a number of credits per year basis but also the type of credits because not every credit is the same as other credits some are more in favor than others uh if for example biochars is hot right now so we're talking to several organizations that have some biochar technologies that we may be jumping in and working with them on, as opposed to say cook stoves which are a little bit out of favour now; now do margins vary that much across these various projects, are they usually fairly homogeneous?  Or individual projects could they have that wide range rather than simply being around 80 percent margin, yeah the margin is extremely wide-pointed especially now with these organizations like Carl mentioned, the ICVCM the uh integrity council for the uh voluntary carbon market; they're labeling certain types of projects as higher integrity than others that will change the pricing significantly.  So, for example, they're saying that there's a lot of types of nature-based that they won't fit under their core carbon principles so those projects most likely we won't participate in, there's certain nature-based ones we will, but there's ones that we're going to just shy away from.  Where there's ones, for example, like plugging leaks in oil pipelines, that's going to be a part of the ICVCM core carbon principle, high-integrity projects.  So if we see a project like that, well, we're going to put more value into those as well, you know.

Carl Stanton
[ 00:52:31 ] It's worth noting that over 80 percent of all carbon trades are private and not reported publicly.  You can look at sustainability reports for corporations and they'll report what they bought and what they paid for them most of the time.  But most of them are private transactions, so what you can see in market-based transactions, uh, the reported ones, that the pricing can vary materially; it could go from a dollar a credit to $160 of credit or more.  And this is which brings the harder part because these are all more flexible and you can see, you know, it took huge amounts of money to build these, and by the time we run out a clear option for value chain technology, it takes up more capital; its value is uh has increased significantly so this is about one hundred percent the financial picks to make sure you combine these, having said that, you take into account, you know Stacy's point on having bought the water that client's.  Having one foot at a theoretically about you know this is trying to do a thing here in the United States, for example, so we're watching simulations and this is you know we're working with government institutions, so you know we're equipped here in the United States, and a lot of people are trying to get to the highest point of prices.  Remember, DevvStream receives 25% of whatever they get on behalf of the developer.  So it truly is a gain-sharing model.  The developers are depending on DevvStream to promote their project and get it sold at the highest price.

Cory Fleck
[ 00:53:43 ] Okay.  Let's talk risk then, because honestly, Sunny, this sounds so easy.  It sounds like you have so many opportunities.  It doesn't cost you that much to get some of these programs up and running.  You have many contracts signed.  Are more companies going to come into this field then?

Sunny Trinh
[ 00:54:00 ] You know, if we succeed like the way we do, we expect more companies to come in.  It's just right now we have what we consider probably, I'd say, a two-year advantage.  And the biggest reason is because the level of expertise we have is very limited in this industry.  Like I mentioned before, the majority of the credits out there are nature-based credits.  So there's a lot of very good nature-based, very good project developers.  On the technology side, there's very, very few.  And I'll share one example.  We, probably about six months ago, we announced a partnership with a company called Ryoden.  They're a $2 billion distributor of electronic products in a subsidiary of Mitsubishi.  So here's somebody with, gosh, tons and tons of resources, almost unlimited resources.  They came out to LA, we met, and I explained to them that the majority of what they're doing are eligible for generating credits.  So they went back to Japan, spent five or six months researching, and came back and said, yeah, we want to work with you because we can't find anybody else doing what Venture does.  So to me, that was a good litmus test that here's somebody with $2 billion in revenue, subsidiary of a huge conglomerate, and they still can't find somebody to do what Venture does.

Cory Fleck
[ 00:55:15 ] And what you're doing then is validating these credits, right?  Being able to generate them, maintain them, and then potentially, potentially sell them.

Sunny Trinh
[ 00:55:24 ] Correct.  Identifying the technology that are eligible.  I think that's the first key step too, right?  And that's where our technology engineering background comes into play.  And then finding the right methodologies and then going through the whole entire process.  So a lot of different steps.  And there's organizations that will do individual steps, but we're the ones that come in and do that full turnkey.  And that's also one of the reasons why we're looking at, you know, Carl mentioned consolidating this market and bringing a lot of these pieces together.  So it just makes it easy for everybody.  We want to create the easy button.  And in this way, it allows us to, to dominate the market as well too.  And do it in the right way because we're taking 25% of the credits.  We want the developers and the ones doing the activity to maintain the majority of it, right?  So that way it helps advance that technology further and create more impact and becomes a very positive cycle.  So we're trying to do a lot of the right things and then add our platform on top of that to create that transparency.  We're trying to fill in a lot of these gaps and address a lot of these issues that allows the market to grow in a much more holistic way.

Cory Fleck
[ 00:56:20 ] Yeah.  And you have more cheerleaders for the market then too.  Exactly.  Geographic areas.  You've mentioned a lot of different cities that you have contracts with.  Any geographic areas that are more attractive, less attractive?  What separates them?

Sunny Trinh
[ 00:56:35 ] So I'll start with what's more attractive.  I mentioned before the ITMOS slash Article 6 credits.  So for countries where the government's willing to allow us to generate credits under Article 6, it's definitely more attractive because the demand is there.  Yeah.  And we've mentioned that we're working on some ITMOS projects and right away we have buyers come in out of Woodworks.  We've spoken to groups like Click Foundation who buys on behalf of Switzerland, for example.  Switzerland has already announced several agreements with two countries, Ghana and Zambia, I believe.  So we're starting to work with some Ghana projects.  So any country where the government is open and doing that makes it very attractive.  Where it's not attractive is if countries that have reputational risk as far as the quality of the data and the type of credits that they generate.  So there are countries that we try to stay away from if we find that the risk of us being able to sell those credits at a premium is too high or even generating the credits where sometimes countries, the government might pull the projects where we've seen that before and that's caused some issues with other developers.  But for the most part, I mean, most countries are fair game.  I think as long as you work with the government and they're open to Article 6, then it makes it very attractive.

Cory Fleck
[ 00:57:52 ] Can you tell us how many cities, how many countries you have contracts with that you're signed up?

Sunny Trinh
[ 00:57:59 ] Excuse me.  So we haven't signed up with any country in particular yet, but we do have projects within those countries that we have contracts with, probably about four different countries that we are starting to talk to the government to ensure that we have their support and backing.

Cory Fleck
[ 00:58:14 ] OK, now we've talked a lot about this carbon credit market, right?  And look, I think we all know the volatility in this market and some of the negativity that's been around this market.  What is DevvStream?  What are both of you doing?  What is Focus Impact Acquisition Corp doing to help in a way clean up or improve the narrative around this market?

Carl Stanton
[ 00:58:36 ] Well, part of it is holding ourselves to a really high standard.  You know, the big part of it is being careful about what you associate yourself with.  And, you know, honestly, even though it would be nice to have revenue two years ago, it probably would have been very painful because all of these changes happened really over the past year.  So companies that generated a number of credits over the over the past year are now many of them are having to figure out how to how to explain, you know, some bad acts that have happened.  So one thing is that just making sure you're doing that.  The other thing is that the company is very present in a sunny mention.  He's very he's spoken at the U.N.  several times.  The company was a guest speaker at several panels at COP 28 in Dubai last year.  There are there are many ways to spread the gospel, if you will, in the public forums.  And then, finally, being public and openly saying it honestly, selling the idea that yes, you can be profitable in the carbon business and you should be.  It's a good thing to be profitable if we can generate profits for DevvStream, DevvStream can help developers and corporations develop profits.  That's a good thing.  It would be much more self-perpetuating and will lead to a to a higher growth rate for everybody.

Cory Fleck
[ 01:00:04 ] Yeah.  Build a real profitable company right in the sector.  Be a leader for the sector.  Will you be able to release any news in terms of updates, in terms of the carbon credits you have generated, building up your asset book in that sense?  And when do you monetize those?

Sunny Trinh
[ 01:00:22 ] Yeah, so we'll have a pipeline of news releases coming out over the next several months.  We have, like I mentioned, a handful of contracts that are in the final stages.  And then also as our programs go through the validation process and all that, we'll provide updates as well, too.  So there'll be quite a few coming out in the very near future.

Cory Fleck
[ 01:00:43 ] OK, last question then regarding this SPAC transaction.  Why delay it and when do you expect to complete this?

Carl Stanton
[ 01:00:53 ] Well, maybe I'll speak to that one.  You know, the delay, it's a regulatory, it's a highly regulated process because it's a merger of a public company, which is our company merging with another public company, DevvStream.  And so there are many different authorities that had to be that had to give their approval.  Most specifically, the S4 process with the SEC it’s just a slightly unpredictable process.  So our initial timetable for completing it was no fault of the companies.  It was just or the missing of that was no fault of the companies.  It was simply just the way that rolled.  But the company didn't waste that time.  It continued to develop these projects and move them along.  And what you'll what you'll what you'll see is that the anticipated shareholder votes are the in the next ten days or so.  And the company will be in a position to close after that.  So there are no more regulatory approvals necessary.  It's just no more reporting requirements.  So we're very excited to be at this point.  And, you know, investors will be able to access the company stock on NASDAQ.  Anybody who has shares in DevvStream today will be converted into shares of the DevvStream and automatically listed on NASDAQ.

Cory Fleck
[ 01:02:15 ] OK, Sunny Trinh, CEO of DevvStream, and Carl Stanton, CEO of Focus Impact Acquisition Corp., guys, thank you very much for walking us through this Analyst Day presentation and a bit of an overview on this SPAC transaction.  Thank you, everybody, for tuning in again.  I'm Cory Fleck, your host over at the K.E.  Report.  I hope you all got a lot of information out of this.  You can continue to send in your questions.  You can even email me directly at Fleck at K.E.  Report dot com.  And I will get those questions answered for you from both Sunny and Carl.  So everyone, again, thank you.  Very much for taking part in this Analyst Day presentation.

Carl Stanton
[ 01:02:55 ] Thank you.

About Focus Impact Acquisition Corp.
Focus Impact Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About DevvStream
Founded in 2021, DevvStream is a leading authority in the use of technology in carbon project development. The Company’s mission is to create alignment between sustainability and profitability, helping organizations achieve their climate initiatives while directly improving their financial health. With a pipeline of over 140 technology-based projects worldwide, DevvStream makes it simple for corporations and governments to address their net-zero goals while generating premium carbon credits in the process. DevvStream takes a programmatic approach to evaluating project opportunities, and co-develops projects spanning energy-efficient buildings, facilities and homes, industrial facilities, LED systems, EV charging stations, and technologies to seal oil wells. The Company’s end-to-end proprietary solution removes the risk and complexity from every step, allowing organizations to move from project ideation to credit monetization with ease. The result is a multi-year stream of carbon credit revenue that transforms sustainability into a financial investment. In addition, for organizations that need help to offset their most difficult-to-reduce emissions, we also provide premium carbon credits for purchase.

On September 13, 2023, DevvStream and Focus Impact Acquisition Corp (NASDAQ: FIAC) (“Focus Impact”) announced that they have entered into a definitive business combination agreement for a business combination that would result in the combined company (DevvStream) to be listed on Nasdaq under the ticker symbol “DEVS”. On December 11, 2023, DevvStream announced the filing of a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, which contains a preliminary proxy statement/prospectus in connection with the proposed business combination between DevvStream and Focus Impact (the “Business Combination”). Upon closing, the Business Combination is expected to result in DevvStream being the first publicly traded carbon credit company on a major U.S. stock exchange.

Disclaimer
This Current Report includes forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the proposed transaction, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transaction; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Focus Impact and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transaction; (6) the risk that the proposed transaction disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transaction; (7) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transaction; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 that includes a proxy statement and prospectus of Focus Impact (as amended, the “proxy statement/prospectus”), first filed with the SEC on December 4, 2023, as amended from time to time, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2023, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This news release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It
In connection with the Business Combination, Focus Impact and DevvStream have prepared, and Focus Impact has filed with the SEC, the Registration Statement containing the proxy statement/prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the definitive proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto, because the proxy statement/prospectus contains important information about Focus Impact, DevvStream and the Business Combination. Focus Impact commenced mailing the definitive proxy statement/prospectus and other relevant documents on August 9, 2024 to its stockholders as of July 18, 2024, the record date, for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact sent to its stockholders in connection with the Business Combination. Copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The definitive proxy statement/prospectus and Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov). Additional details relating to the proposed Business Combination are also available in the management information circular provided to shareholders of DevvStream to seek approval of the proposed Business Combination, which was mailed to the shareholders of DevvStream on or around August 13, 2024 and was filed under DevvStream’s profile on SEDAR at www.sedarplus.ca.

Participants in the Solicitation
Focus Impact and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of Focus Impact’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact’s stockholders in connection with the Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of Focus Impact’s securities have changed since the amounts printed in Focus Impact’s registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact’s directors and officers in Focus Impact’s filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of Focus Impact for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus of Focus Impact for the Business Combination. You may obtain free copies of these documents as described above.